Exhibit 99.1

Kingsoft Cloud Announces Unaudited Third Quarter 2024 Financial Results

BEIJING, November 19, 2024 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Financial Highlights

●	Total Revenues reached RMB1,885.6 million (US$268.7[1] million), increased by 16.0% year-over-year from RMB1,625.2 million in the same quarter of 2023. The accelerated growth of high-quality business, such as AI, has offset the decline in the low-margin CDN business due to strategic proactive adjustments.

●	Gross profit was RMB303.4 million (US$43.2 million), representing a significant increase of 54.6% from RMB196.2 million in the same quarter of 2023. Our profitability has been fundamentally improved.

●	Non-GAAP EBITDA[2] was RMB185.4 million (US$26.4 million), compared with RMB-45.4 million in the same quarter of 2023. Non-GAAP EBITDA margin was 9.8%, compared with -2.8% in the same quarter of 2023.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “This quarter, our steadfast belief in, and unwavering execution of the ‘High-quality and Sustainable Development Strategy’ continued to deliver strong results. We are excited to announce further accelerated topline growth of 16%, with fast-increasing Non-GAAP EBITDA margin reaching 9.8% in the third quarter of 2024. In particular, AI business continued to expand to RMB362 million, accounting for approximately 31% of public cloud revenue. Meanwhile, as we wholeheartedly embrace the Xiaomi and Kingsoft Ecosystem and tap into the vast tangible opportunities from EV car, LLM to WPS AI, to name a few, we grew our revenues from the Ecosystem by a significant year-over-year increase of 36%. We are confident that we are on the right track and momentum to building more success in the future.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “We recorded another strong quarter with growth in both revenue and profits. The Company achieved a double-digit year-on-year growth in total revenue, reaching RMB1,885.6 million, restoring the high-speed growth of revenue. Meanwhile, the growth rates of our gross profit and EBITDA profit far exceed the industry average level. Compared with the adjusted gross profit margin of 3.6% in the second quarter of 2022, which was before the Company carried out business structure adjustment and AI transformation, a 4.5-fold growth to 16.3% was achieved in this quarter; and the adjusted EBITDA margin has been significantly improved from a loss of 8.6% in the second quarter of 2022 to a profit of 9.8%, with an increase of 18.4 percentage points. The Company’s revenue structure adjustment and AI strategic transformation have achieved remarkable results.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

2 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Third Quarter 2024 Financial Results

Total Revenues reached RMB1,885.6 million (US$268.73 million), increased by 16.0% year-over-year from RMB1,625.2 million in the same quarter of 2023 and remained flat quarter-over-quarter from RMB1,891.8 million in the second quarter of 2024. The year-over-year increase was mainly due to the expanded revenue from Xiaomi and Kingsoft Ecosystem and AI related customers, incremental demands from enterprise cloud and partially offset by our proactive scale-down of low-margin content delivery network (CDN) services.

Revenues from public cloud services were RMB1,175.5 million (US$167.5 million), increased by 15.6% from RMB1,016.6 million in the same quarter of 2023 and decreased by 4.8% from RMB1,234.5 million last quarter. The year-over-year increase was mainly due to the growth of AI demands and partially offset by the proactive scale-down of our CDN services.

Revenues from enterprise cloud services were RMB710.0 million (US$101.2 million), representing an increase of 16.7% from RMB608.5 million in the same quarter of 2023 and an increase of 8.0% from RMB657.2 million last quarter. We keep focus on selected verticals such as public services cloud, state-owned assets cloud, healthcare and financial services, leverage Camelot’s capability to cater for the IT development, enhance our solutions with AI capabilities and take profitability and sustainability of the enterprise cloud projects as our priorities.

Other revenues were nil this quarter.

Cost of revenues was RMB1,582.2 million (US$225.5 million), representing an increase of 10.7% from RMB1,429.0 million in the same quarter of 2023. IDC costs decreased significantly by 8.7% year-over-year from RMB737.7 million to RMB673.8 million (US$96.0 million) this quarter. The decrease was in line with the scale-down of our CDN services and our strict control over procurement costs. Depreciation and amortization costs increased by 48.5% from RMB200.4 million in the same quarter of 2023 to RMB297.5 million (US$42.4 million) this quarter. The increase was mainly due to the depreciation of newly acquired electronic equipments which were related to AI business. Solution development and services costs increased by 17.3% year-over-year from RMB425.3 million in the same quarter of 2023 to RMB499.0 million (US$71.1 million) this quarter. The increase was mainly due to the solution personnel expansion of Camelot. Fulfillment costs and other costs were RMB59.5 million (US$8.5 million) and RMB52.3 million (US$7.5 million) this quarter.

Gross profit was RMB303.4 million (US$43.2 million), representing a significant increase of 54.6% from RMB196.2 million in the same quarter of 2023, demonstrating our improvements in revenue quality and structure. Gross margin was 16.1%, compared with 12.1% in the same period in 2023. Non-GAAP gross profit4 was RMB307.6 million (US$43.8 million), compared with RMB196.3 million in the same period in 2023. Non-GAAP gross margin4 was 16.3%, compared with 12.1% in the same period in 2023. The significant improvements of our gross profit and margin were mainly due to our strategic adjustment of revenue mix, expansion of AI revenues, optimized enterprise cloud project selection and efficient cost control measures, while partially offset under pressure of bandwidth costs increase and price fluctuation of certain customer.

3 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

4 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Total operating expenses were RMB1,447.1 million (US$206.2 million), including impairment of long-lived assets of RMB919.7 million (US$131.1 million), increased by 44.6% from RMB1,001.1 million in the same period in 2023. Excluding impairment of long-lived assets, operating expenses were RMB527.4 million (US$75.2million), decreased by 1.0% from RMB532.5 million in the same quarter last year. Among which:

Selling and marketing expenses were RMB121.1 million (US$17.3 million), increased by 4.0% from RMB116.4 million in the same period in 2023 and decreased by 3.7% from RMB125.7 million last quarter, the slightly sequential decrease was due to the decrease of marketing campaigns.

General and administrative expenses were RMB170.4 million (US$24.3 million), decreased by 21.0% from RMB215.7 million in the same period in 2023 and decreased by 36.0% from RMB266.2 million last quarter. The decrease was mainly due to the decrease of credit loss expense.

Research and development expenses were RMB235.9 million (US$33.6 million), increased by 17.7% from RMB200.4 million in the same period in 2023 and 15.7% from RMB204.0 million last quarter. The increase was mainly due to the increase in personnel costs.

Impairment of long-lived assets was RMB919.7 million (US$131.1 million), compared with RMB468.5 million in the same quarter last year. The impairment of long-lived assets was dedicated to assets of low-margin services.

Operating loss was RMB1,143.8 million (US$163.0 million), compared with operating loss of RMB804.8 million in the same quarter of 2023 and RMB277.6 million last quarter. The increase was mainly due to impairment of long-lived assets. Non-GAAP operating loss5 was RMB140.2 million (US$20.0 million), decreased by 46.7% from RMB262.9 million in the same quarter last year and 25.6% from RMB188.5 million last quarter. The decrease was mainly due to the gross profit increase and the expenses decrease explained above.

Net loss was RMB1,061.1 million (US$151.2 million), compared with net loss of RMB789.7 million in the same quarter of 2023 and RMB353.7 million last quarter. The increase was mainly due to the impairment of long-lived assets of RMB919.7 million (US$131.1 million).

Non-GAAP net loss6 was RMB236.7 million (US$33.7 million), narrowed down compared with RMB313.3 million in the same quarter of 2023 and RMB301.1 million last quarter. The improvement was mainly due to the revenue quality increase, revenue mix adjustment, strict costs control and expenses control.

Non-GAAP EBITDA7 was RMB185.4 million (US$26.4 million), compared with RMB-45.4 million in the same quarter of 2023 and RMB60.6 million last quarter. Non-GAAP EBITDA margin was 9.8%, compared with -2.8% in the same quarter of 2023 and 3.2% last quarter. The increase was mainly due to the expansion in gross profit and our strict control over costs and expenses.

5 Non-GAAP operating loss is defined as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets and we define Non-GAAP operating loss as Non-GAAP operating loss margin as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

6 Non-GAAP net loss is defined as net loss excluding share-based compensation, impairment of long-lived assets and foreign exchange (gain) loss, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

7 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Basic and diluted net loss per share was RMB0.29 (US$0.04), compared with RMB0.22 in the same quarter of 2023 and RMB0.10 last quarter.

Cash and cash equivalents were RMB1,617.9 million (US$230.6 million) as of September 30, 2024, compared with RMB1,837.8 million as of June 30, 2024. The decrease was mainly due to the investment into the procurement of high performance electronic equipments, the payment to daily operation and the repayment of borrowings.

Outstanding ordinary shares were 3,621,895,582 as of September 30, 2024, equivalent to about 241,459,705 ADSs.

Business Outlook

For the fourth quarter of 2024, thanks to the parallel two drivers of both public cloud and enterprise cloud, we will continue to deliver healthy growth during such quarter. We expect to achieve accelerated growth rate for the total revenues in the fourth quarter of 2024. We expect our profitability will continue to improve. For the operating profit and adjusted operating profit, we expect to deliver accelerated improvement in the fourth quarter. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Tuesday, November 19, 2024 at 7:15 A.M., U.S. Eastern Time (8:15 P.M., Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI9c3a629d6e164637ab8af374255609ee. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,255,287	1,617,935	230,554
Restricted cash	234,194	92,454	13,175
Accounts receivable, net	1,529,915	1,731,863	246,789
Prepayments and other assets	1,812,692	2,314,827	329,860
Amounts due from related parties	266,036	291,385	41,522
Total current assets	6,098,124	6,048,464	861,900
Non-current assets:
Property and equipment, net	2,186,145	4,496,438	640,737
Intangible assets, net	834,478	706,344	100,653
Goodwill	4,605,724	4,605,724	656,310
Prepayments and other assets	870,781	437,664	62,367
Equity investments	259,930	252,583	35,993
Amounts due from related parties	56,264	4,486	639
Operating lease right-of-use assets	158,832	144,881	20,645
Total non-current assets	8,972,154	10,648,120	1,517,344
Total assets	15,070,278	16,696,584	2,379,244

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,805,083	2,121,379	302,294
Accrued expenses and other current liabilities	2,838,085	3,861,720	550,291
Short-term borrowings	1,110,896	1,808,146	257,659
Income tax payable	63,961	67,111	9,563
Amounts due to related parties	931,906	1,163,600	165,812
Current operating lease liabilities	78,659	51,338	7,316
Total current liabilities	6,828,590	9,073,294	1,292,935
Non-current liabilities:
Long-term borrowings	100,000	541,347	77,141
Amounts due to related parties	40,069	300,000	42,750
Deferred tax liabilities	142,565	105,912	15,092
Other liabilities	634,803	1,029,195	146,659
Non-current operating lease liabilities	78,347	75,688	10,785
Total non-current liabilities	995,784	2,052,142	292,427
Total liabilities	7,824,374	11,125,436	1,585,362
Shareholders’ equity:
Ordinary shares	25,443	25,864	3,686
Treasury stock	(208,385)	(208,385)	(29,695)
Additional paid-in capital	18,811,028	19,012,461	2,709,254
Statutory reserves funds	21,765	21,765	3,101
Accumulated deficit	(12,315,041)	(14,084,762)	(2,007,063)
Accumulated other comprehensive income	555,342	463,258	66,014
Total Kingsoft Cloud Holdings Limited shareholders’ equity	6,890,152	5,230,201	745,297
Non-controlling interests	355,752	340,947	48,585
Total equity	7,245,904	5,571,148	793,882
Total liabilities, non-controlling interests and shareholders’ equity	15,070,278	16,696,584	2,379,244

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,016,592	1,187,370	1,234,542	1,175,535	167,512	3,329,775	3,597,447	512,632
Enterprise cloud services	608,510	588,162	657,238	710,039	101,180	1,993,662	1,955,439	278,648
Others	106	152	-	-	-	1,574	152	22
Total revenues	1,625,208	1,775,684	1,891,780	1,885,574	268,692	5,325,011	5,553,038	791,302
Cost of revenues	(1,428,968)	(1,482,431)	(1,573,433)	(1,582,220)	(225,465)	(4,727,980)	(4,638,084)	(660,922)
Gross profit	196,240	293,253	318,347	303,354	43,227	597,031	914,954	130,380
Operating expenses:
Selling and marketing expenses	(116,438)	(116,752)	(125,708)	(121,117)	(17,259)	(333,744)	(363,577)	(51,809)
General and administrative expenses	(215,740)	(218,695)	(266,249)	(170,374)	(24,278)	(765,782)	(655,318)	(93,382)
Research and development expenses	(200,362)	(231,963)	(203,959)	(235,912)	(33,617)	(609,652)	(671,834)	(95,736)
Impairment of long-lived assets	(468,535)	-	-	(919,724)	(131,060)	(653,670)	(919,724)	(131,060)
Total operating expenses	(1,001,075)	(567,410)	(595,916)	(1,447,127)	(206,214)	(2,362,848)	(2,610,453)	(371,987)
Operating loss	(804,835)	(274,157)	(277,569)	(1,143,773)	(162,987)	(1,765,817)	(1,695,499)	(241,607)
Interest income	26,332	8,370	9,945	4,517	644	65,968	22,832	3,254
Interest expense	(40,800)	(51,066)	(59,414)	(57,404)	(8,180)	(99,034)	(167,884)	(23,923)
Foreign exchange gain (loss)	20,200	(42,737)	(6,999)	135,777	19,348	(131,222)	86,041	12,261
Other gain (loss), net	3,855	(8,207)	(7,829)	6,046	862	(15,932)	(9,990)	(1,424)
Other income (expense), net	16,520	(11,190)	(4,961)	4,433	632	66,587	(11,718)	(1,670)
Loss before income taxes	(778,728)	(378,987)	(346,827)	(1,050,404)	(149,681)	(1,879,450)	(1,776,218)	(253,109)
Income tax (expense) benefit	(10,990)	15,371	(6,891)	(10,662)	(1,519)	(17,361)	(2,182)	(311)
Net loss	(789,718)	(363,616)	(353,718)	(1,061,066)	(151,200)	(1,896,811)	(1,778,400)	(253,420)
Less: net loss attributable to non-controlling interests	(3,859)	(4,206)	(542)	(3,931)	(560)	(4,619)	(8,679)	(1,237)
Net loss attributable to Kingsoft Cloud Holdings Limited	(785,859)	(359,410)	(353,176)	(1,057,135)	(150,640)	(1,892,192)	(1,769,721)	(252,183)

Net loss per share:
Basic and diluted	(0.22)	(0.10)	(0.10)	(0.29)	(0.04)	(0.53)	(0.49)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	3,564,635,578	3,614,662,846	3,649,307,331	3,655,882,906	3,655,882,906	3,551,616,821	3,640,406,551	3,640,406,551
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(38,904)	20,704	(530)	(112,296)	(16,002)	169,877	(92,122)	(13,127)
Comprehensive loss	(828,622)	(342,912)	(354,248)	(1,173,362)	(167,202)	(1,726,934)	(1,870,522)	(266,547)
Less: Comprehensive loss attributable to non-controlling interests	(3,897)	(4,247)	(570)	(3,900)	(556)	(4,672)	(8,717)	(1,242)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(824,725)	(338,665)	(353,678)	(1,169,462)	(166,646)	(1,722,262)	(1,861,805)	(265,305)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	196,240	293,253	318,347	303,354	43,227	597,031	914,954	130,380
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	34	5,814	5,076	4,252	606	427	15,142	2,158
Adjusted gross profit (Non-GAAP Financial Measure)	196,274	299,067	323,423	307,606	43,833	597,458	930,096	132,538

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024
Gross margin	12.1%	16.5%	16.8%	16.1%	11.2%	16.5%
Adjusted gross margin (Non-GAAP Financial Measure)	12.1%	16.8%	17.1%	16.3%	11.2%	16.7%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(789,718)	(363,616)	(353,718)	(1,061,066)	(151,200)	(1,896,811)	(1,778,400)	(253,420)
Adjustments:
– Share-based compensation expenses	28,102	103,595	45,649	40,423	5,760	71,208	189,667	27,027
– Foreign exchange (gain) loss	(20,200)	42,737	6,999	(135,777)	(19,348)	131,222	(86,041)	(12,261)
– Impairment of long-lived assets	468,535	-	-	919,724	131,060	653,670	919,724	131,060
Adjusted net loss (Non-GAAP Financial Measure)	(313,281)	(217,284)	(301,070)	(236,696)	(33,728)	(1,040,711)	(755,050)	(107,594)
Adjustments:
– Interest income	(26,332)	(8,370)	(9,945)	(4,517)	(644)	(65,968)	(22,832)	(3,254)
– Interest expense	40,800	51,066	59,414	57,404	8,180	99,034	167,884	23,923
– Income tax expense (benefit)	10,990	(15,371)	6,891	10,662	1,519	17,361	2,182	311
– Depreciation and amortization	242,421	223,146	305,304	358,540	51,092	752,940	886,990	126,395
Adjusted EBITDA (Non-GAAP Financial Measure)	(45,402)	33,187	60,594	185,393	26,419	(237,344)	279,174	39,781
– Loss (gain) on disposal of property and equipment	1,324	(23,821)	-	(10,667)	(1,520)	22,996	(34,488)	(4,915)
Excluding loss or gain on disposal of property and equipment, normalized Adjusted EBITDA	(44,078)	9,366	60,594	174,726	24,899	(214,348)	244,686	34,866

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(804,835)	(274,157)	(277,569)	(1,143,773)	(162,987)	(1,765,817)	(1,695,499)	(241,607)
Adjustments:
– Share-based compensation expenses	28,102	103,595	45,649	40,423	5,760	71,208	189,667	27,027
– Impairment of long-lived assets	468,535	-	-	919,724	131,060	653,670	919,724	131,060
– Amortization of intangible assets	45,326	43,517	43,415	43,460	6,193	135,803	130,392	18,581
Adjusted operating loss (Non-GAAP Financial Measure)	(262,872)	(127,045)	(188,505)	(140,166)	(19,974)	(905,136)	(455,716)	(64,939)
– Loss (gain) on disposal of property and equipment	1,324	(23,821)	-	(10,667)	(1,520)	22,996	(34,488)	(4,915)
Excluding loss or gain on disposal of property and equipment, normalized Adjusted operating loss	(261,548)	(150,866)	(188,505)	(150,833)	(21,494)	(882,140)	(490,204)	(69,854)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024
Net loss margin	-48.6%	-20.5%	-18.7%	-56.3%	-35.6%	-32.0%
Adjusted net loss margin (Non-GAAP Financial Measure)	-19.3%	-12.2%	-15.9%	-12.6%	-19.5%	-13.6%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	-2.8%	1.9%	3.2%	9.8%	-4.5%	5.0%
Normalized Adjusted EBITDA margin	-2.7%	0.5%	3.2%	9.3%	-4.0%	4.4%
Adjusted operating loss margin (Non-GAAP Financial Measure)	-16.2%	-7.2%	-10.0%	-7.4%	-17.0%	-8.2%
Normalized Adjusted operating loss margin	-16.1%	-8.5%	-10.0%	-8.0%	-16.6%	-8.8%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Sep 30, 2023	Sep 30, 2024	Sep 30, 2024
	RMB	RMB	US$
Net cash generated from operating activities	20,372	228,364	32,542
Net cash generated from (used in) investing activities	165,089	(458,621)	(65,353)
Net cash used in financing activities	(1,263,894)	(183,390)	(26,133)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,026)	27,632	3,938
Net decrease in cash, cash equivalents and restricted cash	(1,091,459)	(386,015)	(55,006)
Cash, cash equivalents and restricted cash at beginning of period	3,823,087	2,096,404	298,735
Cash, cash equivalents and restricted cash at end of period	2,731,628	1,710,389	243,729